INVEST IN **ARRIVED**

Easily invest in rental homes & vacation rentals



Easily invest in rental homes and vacation rentals.
Arrived
Arrived
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The Palm
Palm Beach, FL
Vacation Rental
Fully Funded
889 investors

arrived.com Seattle, WA

Technology | Notable Angel | B2C | Real Estate

Highlights

Notable Angel
Raised $25k or more from a notable angel investor

1. Small community funding round, exclusive for investors in Arrived properties
2. Arrived has the first-mover advantage and is the largest player in the space
3. $146M USD invested across +340 properties in over 60 markets
4. Explosive growth: over 542k registered users and growing new assets under management rapidly
5. All star investors: backed by Jeff Bezos, Marc Benioff, ex-Zillow CEO, & CEOs of Uber, Warby Parker
6. All star team that has founded several companies and has seen successful exits
7. Featured in: Bloomberg, The Wall Street Journal, TechCrunch, Forbes, Business Insider, Wired

Featured Investor



Luis Enrique Poggi
Syndicate Lead

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Invested $13,000

"As an investor in Arrived, I've witnessed their remarkable journey in revolutionizing real estate investment. Their platform uniquely democratizes property investment, making it accessible to a broader audience. What impresses me most is their commitment to simplifying complex processes, enabling anyone to build wealth through real estate. This team's blend of innovation, user-centric design, and a deep understanding of the market dynamics positions them at the forefront of the industry. Investing in Arrived isn't just a financial decision; it's a belief in a future where wealth creation through real estate is achievable for all."



Other investors include Jeff Bezos, Forerunner Ventures, Spencer Rascoff, Marc Benioff (CEO at Salesforce), Dara Khosrowshahi (CEO at Uber), Hadi Partovi, Fred Tuomi, Core Innovation Capital (Fintech for Good), PSL Ventures, Neo

Our Team



Ryan Frazier CEO & Co-Founder

Previous to founding Arrived, Ryan was the co-founder and CEO Datarank and led it through two acquisitions—to Simply Measured and Sprout Social.



Alejandro Chouza COO & Co-Founder

Previous to founding Arrived, Alejandro was VP of Operations for hospitality company OYO and GM for Uber for Northwest USA.



Kenny Cason CTO & Co-Founder

Before founding Arrived, Kenny co-founded Datarank and served as CTO until its acquisition by Simply Measured where he was the director of engineering.



Cameron Wu VP of Investments

Before joining Arrived, Cameron spent over 6 years with the second-largest SFR REIT, American Homes 4 Rent.



Alexa Nguyen Head of Product

Formerly a senior staff product manager at Drift, the leading revenue acceleration platform.



Joel Mezistrano CFO

A proptech & fintech startup veteran with over 12 years in real estate development & investment.



Korin Hedlund Head of Investor Relations

As Head of Investor Relations at Arrived, Korin leads the charge ensuring Arrived is continually building for and by clients.



John Rostom General Counsel, VP of Legal

Formerly an associate at Davis Polk & Wardwell LLP, John specializes in securities and investment products.

Korin Hedlund

Pitch

Update March 8th 2024: Thank you all for your patience. We have finalized the required CPA reviews and paperwork and are ready to proceed to the final stage of this round, where Investors can fund their reservations. As mentioned previously, we will be adding a $500 max investment amount that will apply to non-accredited investors and a $5,000 maximum investment per accredited investor. In addition to ensuring that more people get to participate, the lower maximum investment amount for unaccredited investors allows us to stay within the Reg CF limitations.

Given the Reg CF limitations, the maximum total raise from unaccredited investors will be $1.2M. So, unaccredited investors will be able to invest on a first-come, first-served basis until we hit the $1.2M cap. Once the funds raised from unaccredited investors hit $1.2M, only accredited investors will be able to invest.

Update August 7 2023: Due to the extraordinary demand and enthusiasm for this equity fundraise (we received over $10M in investment interest in this community round), we've worked to increase the size of the maximum raise amount for this community round from our initial maximum raise of $500k. Additionally, in an effort to ensure fairness and provide an opportunity for all interested parties, we have set a maximum investment amount of $500 per

investor.

Effortlessly Invest in Vacation Rentals & Rental Homes

Arrived has opened an entirely new category for consumer investing: enabling anyone to invest as little as $100 in single-family homes and vacation rentals. Investors earn rental income + appreciation right away, and Arrived takes care of all the work typically involved with owning property.


Arrived is the largest platform for investing in fractional residential and vacation rental properties
369+
properties funded
$35M
company funding
$146M
property value funded
548 k
registered users

Arrived was the first company to offer SEC-qualified shares in individual rental homes and vacation rentals to consumer investors, including non-accredited investors. This first-mover advantage has allowed us to not only become the leader in the category but also accelerate our growth over time. In 2022 and 2023, we grew assets under management 822% and 118%, to over $126,000,000. Most recently, in May 2023, Arrived won Startup Of The Year at the Geekwire Awards (link).

Why Are We Raising A Small Community Round?

Since launching our product in 2021, one of the most popular requests we have received is the ability to invest in the Arrived company itself. So while we are not in need of any additional investment capital, we are launching this small community funding round with a maximum raise amount so that investors in our properties are able to invest in the company as well and become part owners in Arrived. We kept the terms of this small community round the same as our $25,000,000 Series A round, despite having seen strong growth since then.

We plan to collect interest over the next few months and then allocate investment volumes across the interested parties. During this initial phase, your payment is optional if you submit your interest in investing in this community round. Given the small community round size, we cannot guarantee that everybody will receive their desired investment amount.

The minimum investment amount in this round is $100 USD, which is consistent with our investment properties. Given the limited nature of this community round and the high interest we are seeing, we are adding a $500 maximum investment per non-accredited investor and a $5,000 maximum investment per accredited investor. In addition to ensuring that more people get to participate, the lower maximum investment amount for unaccredited investors allows us to stay within the Reg CF limitations.

Before continuing, we do want to make clear that investing in any startup is highly risky, and nobody should invest in this community round unless they have a high-risk tolerance and are fully prepared to lose their entire investment. We will also mention that risks associated with investing in Arrived company equity do not translate to the risk of investing in Arrived investment properties. We structure all of our rental home and vacation rental properties as series LLCs, which means that those investments continue to hold their value and operate in the event that the Arrived company ceases to exist. Startup equity investing and real estate investing have very different risk profiles and shouldn't be seen in the same light.

Our Product

Arrived is the easiest way for anyone to invest in rental homes & vacation rentals. Our product experience is fast, familiar, and easy to use. From signup to your first property investment takes less than 4 minutes. The experience feels a bit like browsing properties on Zillow, but with an Amazon "buy now" button where you can make investments in any of our available offerings.


Consistent passive income
Earn rental income and receive deposits quarterly
Property appreciation
Watch your investment grow as the home appreciates
Save time and energy
Kick back and relax — Arrived acquires and manages your properties
Tax advantages
Benefit from favorable real estate tax deductions
Diversify with real estate
Access historically consistent returns with low correlation to the stock market
Flexible investment amounts
Invest anywhere from $100 to $20,000 per house and build a portfolio

After making an investment, you can earn passive income and any appreciation as property values grow. Arrived does all of the work to manage the assets and ensure they deliver at their best. We work to maximize returns through data-driven decision-making, collaboration with local market experts, our powerful tools, and scaled efficiencies.

Our Results

We've built our operating strategy around acquiring high-quality properties in desirable neighborhoods and effectively operating them with the highest degree of care. We select investments across the country with great return profiles that offer stable cash dividends and superior appreciation potential. Our differentiated asset strategy and streamlined operating plan allow us to minimize costs through economies of scale and efficient processes. These two areas of focus allow us to deliver profits and peace of mind for our investors.


Only the best homes.
100,000
properties analyzed
10%
passed data screening
0.5%
met team standards
< 0.2%
purchased



"Our team follows a process designed to provide our investors with what we believe are going to be top performing investments."

Cameron Wu, VP of Investments


akron, oh
albuquerque, nm
atlanta, ga
augusta, ga
burmingham, al
blue ridge, ga
broken bow, ok
charleston, sc
charlotte, nc
chattanooga, nc
scottsdale, az
sedona, az
tucson, az
tulsa, ok
tuscaloosa, al
denver, co
flagstaff, az
great smoky mountains
hunstville, al
indianapolis, in
joshua tree, ca
knoxville, tn
lake havasu city
little rock, ar
macon, ga
montgomery
murfreesboro, tn
myrtle beach, sc
nashville, tn
phoenix, az
northwest arkansas
palm beach, fl
panama city
pocono mountains, pa
cincinnati, oh
clarksville, tn
clearwater, fl
colorado springs, co
columbia, sc
raleigh-durham, nc
richmond, va
savannah, ga
upstate south carolina

Thanks to this strategy, we have been able to drive strong returns for our investors, with over $4.5M paid out through dividends to date. In Q4 of 2023, 324 properties paid out dividends with annualized yields ranging from 1.2% and 9.1% on single family residential properties and 2.0% and 6.0% on vacation rentals. You can learn more about our [Q4 2023 performance here](#).


$972K
dividends generated for investors in Q4
$530k
$600k
$790k
$890K
$972K
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023

Try Out Arrived

We invite Wefunder investors to try out the Arrived platform. View our latest rental homes and vacation rentals here and learn more about Arrived, our investment process, and our assets in our **Introduction To Arrived Webinar**. This 30-minute webinar is hosted twice a week by our CEO Ryan Frazier; register **here**.

You can download the **Arrived iOS App here** or you can visit our **website here**.

Our Company Growth

Since launching in 2021, we have experienced explosive growth. Assets under management increased from $6.4m to $58.5m in 2022, and then up 118% year over year to $126M by the end of 2023. This growth is being driven by strong repeat investments, with more than 50% of investors repeat-investing into multiple properties.


We're experiencing rapid growth.
Assets Under Management
$0
$6.4M
$58.5M
$126M
2020
2021
2022
2023

Driven by our agent rebates, our revenue grew from $655K in 2021 to $6.4M in 2022. This revenue growth has allowed us to keep cash burn relatively low so far. During 2022 we averaged $375k in monthly burn, while for 2023 after our $25M Series A, we are targeting increasing our monthly burn to more than $500k per month as we invest in new product development and new investment products.

Our experienced real estate team has developed a scalable asset management program. This has allowed us to grow from 5 to over 60 markets across the country.

Our Business Model and Revenue

Arrived makes money in a few ways described below.

- **Agent Rebates** - We collect a real estate agent rebate from the original property seller when we first buy the rental property. This fee is paid for by the previous owner of the property.
- **Sourcing Fee (One Time)** - This is the fee Arrived charges for our work involved with sourcing the property and preparing it for investment.
- **Arrived AUM (Assets Under Management) Fee** - The Arrived AUM fee is a quarterly fee paid to Arrived and helps cover the preparation of tax forms for investors, the distribution of dividends to all investors, procuring insurance policies and filing claims when applicable, ensuring property taxes and loan payments are paid, overseeing financial accounting for properties, and overseeing the property manager.

Our Equity Investors

Arrived raised a $10M seed round in 2021 and a $25M Series A round from a world class group of investors and CEO / founders who believe in our mission. Existing investors include Jeff Bezos, Marc Benioff, CEO of Salesforce, Dara Khosrowshahi, CEO of Uber, and Spencer Rascoff, former CEO of Zillow.


PSL
Hadi Partovi
ceo & founder of Code.org
TIME Ventures
investment fund of Marc Benioff
Neo
Spencer Rascoff
former ceo of Zillow and general partner of 75 & Sunny
Fred Tuomi
former ceo of Invitation Homes
CORE INNOVATION CAPITAL


Friends
venture fund run by the ceo & co-founders of Warby Parker, Harrys, & All Birds
FORERUNNER
Dara Khosrowshahi
ceo of Uber
BEZOS EXPEDITIONS
personal investment company of Jeff Bezos

Our Team

Arrived was co-founded in 2019 by Ryan Frazier and Kenny Cason, both experienced entrepreneurs who previously founded DataRank and grew the company through two acquisitions and finally at Sprout Social which IPO'd in 2019, and Alejandro Chouza, who previously ran Uber in the Pacific Northwest USA. Together, they bring decades of experience and expertise in real estate acquisition and management, technology, product, finance, accounting, and marketing.


Our team brings decades of experience.
Alejandro COO
Ryan CEO
Previous to founding Arrived, Ryan was the co-founder and CEO Datarank and led it through two acquisitions—to Simply Measured and Sprout Social.
Kenny CTO
Before founding Arrived, Kenny co-founded Datarank and served as CTO until its acquisition by Simply Measured where he was the director of engineering.
John General Counsel, VP of Legal
Formerly an associate at Davis Polk & Wardwell LLP, John specializes in securities and investment products.
Cameron VP of Investments
Alexa Head of Product
Formerly a senior staff product manager at Drift, the leading revenue acceleration platform.
Joel VP of Corporate Development
A proptech & fintech startup veteran with over 12 years in real estate development & investment.
Korin Head of Investor Relations
As Head of Investor Relations at Arrived, Korin leads the charge ensuring Arrived is continually building for and by clients.
Sue CFO
A finance professional with over 20 years of experience in FP&A, corporate development, investment banking, and data management.

Our investments team is comprised of industry veterans who have extensive experience acquiring and managing thousands of rental properties. More specifically our team collectively spent over 15 years at American Homes 4 Rent (AMH), the second largest single family REIT in the country. That team is led by Cameron Wu, former Vice President at AMH, where he oversaw business intelligence, revenue, and asset management, as the company grew from 17,000 homes to 52,000 homes.

The team has now grown to include 56 talented individuals who are distributed across the United States, Canada, and Mexico. Their mission is to empower the world to build wealth through modern real estate investing, and they are passionate about achieving this goal.

Press

Given Arrived is the first company offering shares of rental property to the general public and we are also the largest player in the space, this has allowed us to capture outsized interest from the press, which further accelerates growth. Over the last 12 months, our site has been visited by over 1.2M people.

Below you can find just a few of our press mentions.

- **Bloomberg**
- **Business Insider**
- **Techcrunch**
- **WSJ**
- **Wired**
- **Geekwire Startup Of The Year**

What's Next

Our focus is as singular as ever: we want to empower millions of people to build wealth through real estate. Expect several new features big and small, from the launch of the Arrived mobile app, further investment in our vacation rental product line, and new investment in additional product lines like our real estate debt investment products. We really appreciate what our clients are saying about what we've built so far, and we're excited to hear your thoughts on what's coming up.

FAQ

How Does This Work?

(1) You will need to be an investor in Arrived properties to participate in this round If you're new to Arrived: You can sign up for a new account at https://arrived.com.If you've already used Arrived: You can go to the next step.

(2) Sign in or Sign up for a Wefunder account If you're new to Wefunder: Join Wefunder by clicking 'Sign Up' in the top right corner.If you've already used Wefunder: use your existing account to 'Sign In.'

(3) Choose an amount you're comfortable with and click on 'Invest'. Select an amount that you are interested in investing.

Do I need to be an active Arrived property investor to invest in this equity round?

To invest in this Wefunder, we recommend that you are an active investor in any of the current Arrived investment products (either individual properties or our funds).

I'm an Arrived user. What happens if I don't use the same email on Wefunder?

We're asking users to provide the email they use with Arrived so that we can identify them. After you click on 'Invest,' you will be redirected to a page where you will confirm your investment amount and enter your email address under investor information.

What is the minimum and maximum investment?

The minimum investment amount in this round is $100 USD, which is consistent with our investment properties. Given the limited nature of this community round and the high interest we are seeing, we are adding a $500 maximum investment per non accredited investor and a $5,000 maximum investment for accredited investors. In addition to ensuring that more people get to participate, the lower maximum investment amount for unaccredited investors allows us to stay within the Reg CF limitations.

Do I need to be an accredited investor?

No. Wefunder allows you to invest without being an accredited investor. All you have to do is sign up and invest.

What type of risk is involved with investing in Arrived company equity?

High risk. All tech startups bring significant risk, and we caution people from investing in Arrived equity (and generally any tech startup equity) if you do not have high-risk tolerance for your investments. Thankfully things have been going very well at Arrived, the business is growing rapidly, and we are bullish about our future; however, there are always significant risks in investing in equity for early-stage startups.

It is important to note that any risk associated with investing in Arrived company equity does not translate to investing in Arrived investment properties. We structure all of our rental home and vacation rental properties as series LLCs, which means that those investments continue to hold their value and operate in the event that the Arrived company ceases to exist.

Reasons not to invest

Arrived is still early and risks abound. We are working on hard challenges and have a long time horizon. You should not invest any funds in this community round unless you can afford to lose your entire investment. Additionally there is no current path to liquidating any equity you purchase in Arrived.